

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Matthew Pierce
Chief Executive Officer
Versus Systems Inc.
1370 N. St Andrews Pl
Los Angeles, CA 90028

   Re: Versus Systems Inc.
     Registration Statement on Form F-1
     Filed May 9, 2023
     File No. 333-271771

Dear Matthew Pierce:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed May 9, 2023

Cover Page

1. We note the disclosures throughout your registration statement, including on the cover page, that your offering of common shares and warrants will be at an "assumed" public offering price. Please revise to confirm that the offering price will be fixed for the duration of this offering.

2. Please revise your cover page and summary of "The Offering" on page 6 to (i) disclose the exercise limitation for holders of your common warrants as disclosed on page 17 and (ii) clarify that investors "may not" exercise any portion of the pre-funded warrants to the extent that a holder would own more than 4.99% (or up to 9.99% with prior notice) of your outstanding common shares immediately after exercise as disclosed on page 16.

Prospectus Summary, page 1

3.   Please revise your prospectus summary to briefly describe the notification from Nasdaq that the company is not in compliance with the minimum bid price requirement set forth in Nasdaq's rules.

Risk Factors, page 8

4.   Please expand your risk factors to note that the common warrants and pre-funded warrants are speculative in nature. Disclose that there is no assurance that the market price of your common shares will ever equal or exceed the exercise price of the common warrants and that the common warrants may expire worthless.

5.   Please add a risk factor that addresses how you are offering to sell a substantial number of common shares and warrants and pre-funded warrants to purchase common shares in this offering relative to your outstanding public float and discuss the impact this may have on the market price of your common shares and potential consequences for investors. Quantify the number of common shares you are registering to sell (assuming the exercise of the common shares issuable upon the warrants and pre-funded warrants that you are registering) as a percentage of the outstanding common shares prior to your offering.

The trading price of our common shares has been, and is likely to continue to be highly volatile..., page 8

6.   Please expand your risk factor to describe more fully the consequences of your capitalization and the size of your public float, including that you may have lower trading volume and less liquidity than large-capitalization companies. Discuss whether the volume of your common stock has in the past fluctuated more dramatically than the stock market in general and/or that it could experience such volatility in the future. Address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

General

7.   Information provided throughout your registration statement assumes that you will receive the full amount of the offering. Given that this is a best-efforts, no minimum offering, please revise the prospectus–including the prospectus summary, dilution and use of proceeds sections–to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the securities being sold. Describe any anticipated material changes in the use of proceeds if all of the securities being registered on your registration statement are not sold.

Matthew Pierce
Versus Systems Inc.
May 23, 2023
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: M. Ali Panjwani